SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Benetton Group SpA's First Quaterly Report 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

May 20, 2004

Benetton Group

2004 first quarter report

Benetton Group S.p.A.

Villa Minelli

Ponzano Veneto (Treviso) - Italy

Share Capital: Euro 236,026,454.30 fully paid-in

Tax ID/Treviso Company register: 00193320264
Index		THE BENETTON GROUP
	3	Directors and other officers
	4	Financial highlights

	5	Directors' report
Results for the first quarter of 2004
Significant events during the quarter
Outlook for the full year

	6	Consolidated financial statements and relevant comments
Explanatory notes
	7	Group consolidated results
- Consolidated statements of income reclassified to cost of sales
	11	- Consolidated balance sheet reclassified according to financial criteria
	13	- Financial situation highlights
	15	- Summary statement of cash flows

Directors and other officers	Board of Directors

	Luciano Benetton	Chairman

	Carlo Benetton	Deputy Chairman

	Silvano Cassano	Managing Director

	Giuliana Benetton	Directors
Gilberto Benetton
Alessandro Benetton
Reginald Bartholomew
Luigi Arturo Bianchi
Sergio De Simoi
Gianni Mion
Ulrich Weiss

	Pierluigi Bortolussi	Secretary to the Board

Board of Statutory auditors
	Angelo Casò	Chairman

	Filippo Duodo	Auditors
Dino Sesani

	Antonio Cortellazzo	Alternate Auditors
Marco Leotta

Independent auditors
Deloitte & Touche S.p.A.

Financial highlights
1st quarter		1st quarter					Year
Key operating data (millions of euro)	2004	%	2003	%	Change	%	2003	%
Revenues	381	100.0	444	100.0	(63)	(14.1)	1,859	100.0
Cost of sales	210	55.1	252	56.8	42	(16.6)	1,049	56.4
Gross operating income	171	44.9	192	43.2	(21)	(10.9)	810	43.6
Income from operations	45	11.9	54	12.1	(9)	(15.9)	232	12.5
Ordinary income	40	10.4	49	11.1	(9)	(19.8)	210	11.3
Net income	28	7.3	25	5.5	3	12.8	108	5.8

Key financial data (millions of euro)	03.31.2004	12.31.2003	03.31.2003
Working capital	820	729	908
Assets due to be sold	8	8	73
Net capital employed	1,707	1,655	1,882
Net financial position	497	468	709
Shareholders' equity	1,204	1,174	1,158
Self-financing	68	327	76
Capital expenditures in tangible
and intangible fixed assets	21	151	66
Purchase of equity investments	15	19	15

Share and market data	03.31.2004	12.31.2003	03.31.2003
Shareholders' equity per share (euro)	6.63	6.47	6.4
Period end share price (euro)	8.65	9.11	6.5
Screen-based market: high (euro)	9.37	11.30	9.0
Screen-based market: low (euro)	8.33	5.90	5.9
Market capitalization (thousands of euro)	1,570,484	1,654,001	1,180,132
Average no. of shares outstanding (*)	181,558,811	181,558,811	181,558,811
Number of shares outstanding	181,558,811	181,558,811	181,558,811

(*) Net of treasury shares held during the period.

Employees	03.31.2004	12.31.2003	03.31.2003
Total number	6,922	6,949	7,061

Directors' report Results for the first quarter of 2004

    Net sales for the first quarter of 2004 came to 381 million euro, down on 444 million euro for the same period in 2003. This result reflects above all the disposal of the sports equipment sector. Sales in the casual segment amounted to 339 million euro (340 million in the same quarter of 2003). Sales in the sports segment came to 20 million euro.

    Gross operating income represents 44.9% of sales, up from 43.2% in the same period of 2003.

    As a percentage of sales, income from operations, 45 million euro, came in at 11.9% compared with 12.1% in the same period of 2003.

    Net income for the period amounts to 28 million euro, compared with 25 million euro in the first quarter of 2003, an increase of 12.8%.

    Self-financing generated in the period totaled 68 million euro (76 million euro in the first three months of 2003).

    The Group invested some 21 million euro in tangible and intangible fixed assets during the first three months of the year, compared with 66 million euro in the first quarter of 2003. A substantial part of these investments (around 6 million euro) has been devoted to the purchase, modernization and restructuring of buildings that will be used for commercial activities. Production-related investments amounted to 11 million euro and mainly concerned plant and machinery at some of the Italian factories.

    Net financial position comes to 497 million euro, compared with 709 million euro as of March 31, 2003 and 468 million euro at the end of December 2003. The difference compared with the end of last year was mainly due to normal cyclical trends in working capital, while the decrease compared with the end of first quarter 2003 benefits from the disposal of the sports equipment business and a lower level of capital expenditure.

Significant events during the quarter

On February 17, 2004 Benfin S.p.A. bought the remaining 15% of Olimpias S.p.A. from third parties for 15 million euro, so that it now owns the entire company. Olimpias S.p.A. is the company that produces textiles (fabrics, knitted fabrics, yarn, woven and printed fabrics, as well as acting as a dyehouse and laundry) mainly on behalf of Group companies.

Outlook for the full year

Even though consumers are still cautious, not helped by unfavorable weather conditions in certain key Group markets, the results for the quarter are in line with budget. Given this situation and based on the information currently available, the outlook for 2004 is of industrial and operating margins substantially in line with those of 2003, on Group sales that no longer include sports equipment so they should come to around 1,800 million euro; net income should be around 7% of sales. Revenues in the casual clothing segment are expected to see moderate growth, with a target of around 1,580 million euro.

Self-financing by the end of 2004 is expected to be in line with what it was at the end of 2003, and the same for debt, despite having to pay the substitute tax on the corporate reorganization; investments should come in at around 100 million euro, focused mainly on expansion of the sales network.

Consolidated financial statements and relevant comments

Explanatory notes

The quarterly report has been prepared in accordance with art. 82 of the Regulation approved by Consob 11971 of May 14, 1999 in application of Legislative Decree 58 of February 24, 1998 concerning issuers.

The accounting policies and consolidation principles adopted are consistent with those used to prepare the annual consolidated financial statements.

The consolidated statements of income and balance sheet as of March 31, 2004, are shown in the same format as those presented in the 2003 Directors' report.

The scope of consolidation has remained substantially unchanged with respect to December 31, 2003; bear in mind that the Nordica, Prince and Rollerblade businesses were all sold off during the first half of 2003.
Group consolidated results	Consolidated statements of income reclassified to cost of sales adopted for internal reporting purposes

	(thousands of euro)
		1st quarter		1st quarter
		2004	%	2003	%	Change	%
	Revenues	381,199	100.0	443,952	100.0	(62,753)	(14.1)

	Cost of sales
	Material and net change in inventories	91,106	23.9	126,087	28.4	(34,981)	(27.7)
	Payroll and related costs	23,966	6.3	24,688	5.6	(722)	(2.9)
	Subcontract work	78,859	20.7	83,070	18.7	(4,211)	(5.1)
	Industrial depreciation	5,687	1.5	6,822	1.5	(1,135)	(16.6)
	Other manufacturing costs	10,567	2.7	11,349	2.6	(782)	(6.9)
		210,185	55.1	252,016	56.8	(41,831)	(16.6)

	Gross operating income	171,014	44.9	191,936	43.2	(20,922)	(10.9)

	Selling, general and administrative expenses
	Payroll and related cost	28,700	7.5	32,402	7.3	(3,702)	(11.4)
	Distribution and transport	6,725	1.8	7,769	1.8	(1,044)	(13.4)
	Sales commissions	18,222	4.8	19,681	4.4	(1,459)	(7.4)
	Advertising and promotion	13,842	3.6	24,792	5.6	(10,950)	(44.2)
	Depreciation and amortization	18,842	5.0	19,492	4.4	(650)	(3.3)
	Other expenses	39,370	10.3	33,907	7.6	5,463	16.1
		125,701	33.0	138,043	31.1	(12,342)	(8.9)

	Income from operations	45,313	11.9	53,893	12.1	(8,580)	(15.9)

	Other income/(expenses)
	Foreign currency gain/(loss), net	133	0.0	4,535	1.0	(4,402)	(97.1)
	Interest income	5,869	1.5	8,475	1.9	(2,606)	(30.7)
	Interest expenses	(11,599)	(3.0)	(17,397)	(3.9)	5,798	(33.3)
	Other income /(expenses), net	(753)	(0.2)	(302)	0.0	(451)	149.3
		(6,350)	(1.7)	(4,689)	(1.0)	(1,661)	35.4

	Income before taxes and minority interests	38,963	10.2	49,204	11.1	(10,241)	(20.8)

	Income taxes	11,397	3.0	24,261	5.5	(12,864)	(53.0)

	Income before minority interests	27,566	7.2	24,943	5.6	2,623	10.5

	Minority interests income/(loss)	198	0.1	(338)	(0.1)	536	(158.6)

	Net income	27,764	7.3	24,605	5.5	3,159	12.8

Group results for the first quarter of 2004

First quarter net sales amounted to 381 million euro. It is impossible to make a straight comparison with the same period in 2003; for comparison purposes, two key factors have to be borne in mind as together they had a significant influence on the sales trend: the sale of the sports equipment business in the first six months of 2003 and the persistently unfavourable trend in certain currencies during the first quarter of the 2004. The decrease in sales due to the disposal of the business amounts to 60 million euro, while the exchange rate effect on sales for the period comes to more than 8 million euro (2.2%). Without these two factors, Group revenues would have increased by 1.4% on the same period of 2003.

Sales by the casual segment are up slightly on first quarter 2003, with an increase net of the exchange effect of 2.1%; the number of garments sold rose by 4.4%.

In the sports segment, the net decrease amounts to 57 million euro and derives essentially from the impact explained above, as well as the trend in sportswear, which rose by 3 million euro.

Sales in the manufacturing sector fell by 19.1% (5 million euro), reflecting the general state of the market.

Consolidated cost of sales decreased in absolute terms by 42 million euro, above all because of the elimination of the sports equipment costs.

The Group's gross operating income comes to 171 million euro, which is 44.9% of sales, compared with 43.2% in the first quarter of 2003; it shows a decrease of 21 million euro which is attributable almost entirely to the sports equipment business. The casual segment has had a positive impact on this percentage trend, while in absolute terms it is substantially in line with first quarter 2003, despite the exchange effect which penalized it by 5 million euro. The "other segments" have declined both in absolute terms and as a percentage of sales.

Selling and general expenses, at 126 million euro, 33% of sales, are down by 8.9%. Commission expense is down by 1.5 million euro, mainly as a result of selling the sports equipment business. Advertising and sponsorships fell from 5.6% to 3.6% of sales thanks to careful management of these costs and the elimination of certain commitments related to the sports equipment sector.

The ratio of payroll costs to sales went from 7.3% in first quarter 2003 to 7.5%; in absolute terms, the decrease is due to the disposal of the sports equipment business. Depreciation and amortization are substantially in line in absolute terms, though as a percentage of sales they rose from 4.4% to 5%.

Operating costs have gone up, mainly because of the higher rents that the commercial network has to pay.

Income from operations comes to 11.9% of sales compared with 12.1% in first quarter 2003, an absolute change of around 9 million euro, attributable to the casualwear segment for 4 million euro and to the sports segment for 5 million euro; the exchange effect was negative for around 2 million euro.

The net effect of foreign exchange management is more or less neutral because of a slight recovery in exchange rates during the period, while the overall exposure in foreign currency was reduced by the sale of the sports equipment sector.

Net financial charges came down as a percentage of sales, reflecting lower interest rates and a lower level of average net financial position.

Net income comes to 28 million euro (7.3% of sales), compared with 25 million euro (5.5% of sales) in first quarter 2003.

Information by geographic area and business segment
			The				Other		1st quarter	1st quarter	Change
(millions of euro)	Europe	%	Americas	%	Asia	%	areas	%	2004	2003	%
Casualwear	278	87.9	21	100.0	39	93.3	1	39.5	339	340	0.3
Sportswear and
equipment	19	5.9	-	-	1	2.3	-	-	20	77	74.0
Manufacturing and others	19	6.2	-	-	2	4.4	1	60.5	22	27	19.1
Total 1st quarter 2004	316	100.0	21	100.0	42	100.0	2	100.0	381	444	14.1
Total 1st quarter 2003	350		39		53		2		444

From this period, the geographical breakdown has been revised, replacing the "Euro area" with "Europe".

The decline in revenues, as commented previously, is principally due to the disposal of the sports equipment sector and the impact of exchange rates on sales in foreign (non-euro) countries.

Performance by activity. The Group's activities are traditionally divided into three segments to provide a basis for effective administration and adequate decision-making by corporate management, and to provide accurate and relevant information about the company performance to financial investors.

These business segments are:

    casualwear, representing the Benetton labels (United Colors of Benetton, Undercolors and Sisley), which includes the results of all retail activities, as well as complementary products, such as accessories and footwear;

    sportswear, which includes the Playlife and Killer Loop labels; it also includes sales of equipment to the extent that this involves production by one Group company on behalf of third parties. The figures for the comparative period in 2003 still include the sales of sports equipment under the Nordica, Rollerblade and Prince labels.

    the manufacturing division and other sectors, including sales of raw materials, semi-finished products, industrial services and revenues and expenses from property-related activities.

Results of the Casualwear sector
	1st quarter		1st quarter
(millions of euro)	2004	%	2003	%	Change	%
Sector total revenues	339	100.0	340	100.0	(1)	(0.3)
Cost of sales	(179)	(52.7)	(181)	(53.1)	2	(1.1)
Gross operating income	160	47.3	159	46.9	1	0.7
Selling, general and
administrative expenses	(117)	(34.6)	(112)	(33.1)	(5)	4.5
Income from operations	43	12.7	47	13.8	(4)	(8.3)

Sales in the casualwear segment were broadly in line with the corresponding period of 2003, with a slight reduction of 0.3%. While sales volumes increased considerably (+4.4%), the trend in the dollar and yen had an adverse effect on the overall figure, penalizing sales by around 8 million euro. Without this, sales would have grown by 2.1%. Cost of sales decreased by 1.1% due to even more effective rationalization of the manufacturing process.

The gross margin has improved to 160 million euro, rising as a percentage of sale from 46.9% to 47.3%, despite the 5 million euro lost due to the exchange effect.

Selling, general and administrative expenses have increased compared with the first quarter of 2003; in particular, there has been an increase in rents and consulting services.

Income from operations fell from 13.8% of sales to 12.7%.

Results of the Sportswear and equipment sector
	1st quarter		1st quarter
(millions of euro)	2004	%	2003	%	Change	%
Sector total revenues	20	100.0	77	100.0	(57)	(74.0)
Cost of sales	(13)	(64.9)	(49)	(64.1)	36	(73.7)
Gross operating income	7	35.1	28	35.9	(21)	(74.6)
Selling, general and
administrative expenses	(5)	(23.7)	(21)	(27.0)	16	(77.1)
Income from operations	2	11.4	7	8.9	(5)	(66.6)

The first quarter 2003 figures for the sports segment still include sales of equipment, which explains the decrease of 60 million euro. Sales of sportswear come to 16 million euro, a net increase of 3 million euro.

There has been a slight increase in cost of sales as a percentage of sales. Gross operating income, 7 million euro, has fallen slightly to 35.1% of net revenues, down from 35.9%.

The net margin on sales, in percentage terms, benefited above all from the elimination of the costs involved in the business that was disposed of, coming in at 11.4% compared with 8.9% of sales in first quarter 2003 (especially lower advertising and payroll costs).

Results of the Manufacturing and others sector
	1st quarter		1st quarter
(millions of euro)	2004	%	2003	%	Change	%
Sector total revenues	22	100.0	27	100.0	(5)	(19.1)
Cost of sales	(18)	(83.9)	(22)	(81.3)	4	(16.5)
Gross operating income	4	16.1	5	18.7	(1)	(30.5)
Selling, general and
administrative expenses	(4)	(15.9)	(5)	(17.9)	1	(28.5)
Income from operations	0	0.2	0	0.8	0	n.s.

Sales by the manufacturing segment to third parties declined from 27 million to 22 million euro, down by 5 million euro. This trend derived from a contraction in the market for fabrics and yarns. Gross operating income went from 5 million to 4 million euro, though there was also a decrease in selling, general and administrative expenses. Income from operations came in close to breakeven, as in first quarter 2003.

Consolidated balance sheet reclassified according to financial criteria

(thousands of euro)
Assets	03.31.2004	12.31.2003	03.31.2003
Current assets
Cash and banks	283,386	324,835	146,287
Marketable securities	27,539	27,289	26,591
Differentials on forward transactions	9,834	10,000	2,132
Financial receivables	16,302	7,298	29,745
	337,061	369,422	204,755

Accounts receivable
Trade receivables	859,351	848,508	950,561
Other receivables	276,136	297,220	114,434
less - Allowance for doubtful accounts	(99,412)	(95,870)	(73,565)
	1,036,075	1,049,858	991,430

Assets due to be sold	8,356	8,088	72,707
Inventories	263,682	233,736	288,088
Accrued income and prepaid expenses	14,875	15,842	20,678
	286,913	257,666	381,473
Total current assets	1,660,049	1,676,946	1,577,658

Investments and other non-current assets
Equity investments	17,880	20,514	17,061
Securities held as fixed assets	9	9	10
Guarantee deposits	16,337	15,832	15,475
Financial receivables	30,292	30,615	36,130
Other non-current receivables	8,069	8,662	9,005
Total investments and other non-current assets	72,587	75,632	77,681

Tangible fixed assets
Real estate	646,310	641,966	642,179
Plant, machinery and equipment	339,964	327,409	352,552
Office furniture, furnishings and electronic equipment	101,300	100,269	103,403
Vehicles and aircraft	22,838	22,817	37,247
Construction in progress and advances for tangible fixed assets	15,772	17,019	15,696
Finance leases	17,627	13,913	15,027
less - Accumulated depreciation	(421,898)	(409,553)	(424,691)
Total tangible fixed assets	721,913	713,840	741,413

Intangible fixed assets
Licenses, trademarks and industrial patents	26,960	28,225	26,781
Deferred charges	192,759	202,800	223,739
Total intangible fixed assets	219,719	231,025	250,520
TOTAL ASSETS	2,674,268	2,697,443	2,647,272

(thousands of euro)
Liabilities and Shareholders' equity	03.31.2004	12.31.2003	03.31.2003
Current liabilities
Bank loans	24,429	33,879	63,360
Short-term loans	7,902	1,339	1,414
Current portion of long-term loans	1,320	1,567	52,817
Current portion of lease financing	6,243	4,977	4,656
Accounts payable	291,474	331,563	302,517
Other payables, accrued expenses and deferred income	77,946	91,364	92,901
Reserve for income taxes	130,517	126,514	18,631
Total current liabilities	539,831	591,203	536,296

Long-term liabilities
Bonds	300,000	300,000	300,000
Long-term loans,
net of current portion	501,765	502,269	503,244
Other long-term liabilities	8,135	3,330	5,837
Lease financing	22,753	21,834	24,097
Reserve for employee termination indemnities	49,296	49,774	50,423
Other reserves	42,267	42,373	54,538
Total long-term liabilities	924,216	919,580	938,139

Minority interests in consolidated subsidiaries	5,677	12,799	14,540

Shareholders' equity
Share Capital	236,026	236,026	236,026
Additional paid-in capital	56,574	56,574	56,574
Surplus from monetary revaluation of assets	22,058	22,058	22,058
Other reserves and retained earnings	859,205	762,986	826,533
Translation differences	2,917	(11,657)	(7,499)
Net income for the period	27,764	107,874	24,605
Total Shareholders' equity	1,204,544	1,173,861	1,158,297
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,674,268	2,697,443	2,647,272

Financial situation - highlights deduced from internal reporting
(millions of euro)	03.31.2004	12.31.2003	Change	03.31.2003
Working capital	820	729	91	908
Assets due to be sold	8	8	-	73
Total capital employed	1,707	1,655	52	1,882
Net financial position	497	468	29	709
Shareholders' equity	1,204	1,174	30	1,158
Minority interests	6	13	(7)	15

As in previous periods, the effect of restructuring the sports sector, namely 8 million euro which is the residual amount of assets still to be sold off at their realizable value, is shown separately from working capital; in particular, the balance at March 31, 2004 represents the amount agreed for the sale of a building owned by a foreign subsidiary. The contract should be finalized in the second quarter of this year.

Working capital is higher than at the end of December 2003 due to the cyclical nature of the various businesses.

The change compared with March 31, 2003 amounts to 88 million euro, reflecting decreases in net trade receivables of 116 million euro, in current payables of 4 million euro and in inventories for 24 million euro; other current receivables and payables have increased by 48 million euro.

Compared with December 31, 2003 total invested capital has gone up by 52 million euro for the following reasons:

    increase in working capital of 91 million euro;

    additions to tangible and intangible fixed assets of 21 million euro;

    decreases due to disposals of 5 million euro;

    depreciation and amortization of 25 million euro;

    decrease in financial fixed assets of 29 million euro;

    other changes of 1 million euro.

Changes in the financial position with comparative figures for last year are summarized below:
(millions of euro)	03.31.2004	12.31.2003	03.31.2003
Current financial assets:
- Italian government securities and monetary and bond funds	28	27	27
- bank deposits	181	207	55
- cash and ordinary current accounts	102	118	91
- other short-term financial receivables	26	17	32
Total current financial assets	337	369	205

Medium-term financial receivables	30	31	36
Total financial assets	367	400	241

Current financial liabilities:
- short-term financial payables	(33)	(35)	(64)
- current portion of medium-term debt	(1)	(2)	(53)
- current portion of amounts due to leasing companies	(6)	(5)	(5)
Total current financial liabilities	(40)	(42)	(122)

Medium-term financial payables:
- bond loan	(300)	(300)	(300)
- syndicated loan	(500)	(500)	(500)
- other medium-term loans	(2)	(4)	(4)
- due to leasing companies	(22)	(22)	(24)
Total medium-term financial payables	(824)	(826)	(828)
Total financial liabilities	(864)	(868)	(950)
Net financial position	(497)	(468)	(709)

Net short-term financial position	297	327	83
Net medium-term financial position	(794)	(795)	(792)
Net financial position	(497)	(468)	(709)

Group net financial position at the end of the period amounts to 497 million euro; this figure is usually higher than at the end of the year for cyclical reasons. Compared with first quarter 2003, financial payables show a decrease in short-term loans. The improvements in current financial assets derives from the cash generated by disposal of the sports equipment business and a lower level of capital expenditure.

Summary statement of cash flows
	1st quarter	1st quarter	Year
(millions of euro)	2004	2003	2003
Self-financing	68	76	327
Change in working capital	(86)	(135)	(4)
Net operating investments	(15)	(60)	(126)
Disposal of the sports equipment sector	27	25	81
Purchase and sale of financial fixed assets, net	(15)	-	(4)
Payment of dividends	-	-	(64)
Payment of taxes	(3)	(5)	(71)
Net financial (requirements)/surplus	(24)	(99)	139

The free cash flow generated by the Group amounted to 68 million euro, compared with 76 million euro in first quarter 2003. Compared with first quarter 2003, there has been a reduction in the financing requirement thanks to lower capital investments during the quarter and to the change in working capital.

Corporate information	Headquarters
Benetton Group S.p.A.
Villa Minelli
31050 Ponzano Veneto (Treviso) - Italy
Tel. +39 0422 519111

Legal data
Share Capital: Euro 236,026,454.30 fully paid-in
R.E.A. (register of commerce) no. 84146
Tax ID/Treviso company register: 00193320264

Media & communication department
E-mail: press@benetton.it
Tel. +39 0422 519036
Fax +39 0422 519930

Investor relations
E-mail: investor@benetton.it
Tel. +39 0422 519412
Fax +39 0422 519740
TV Conference +39 0422 510623/24/25

www.benetton.com